UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARQIT QUANTUM INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G0567U101

(CUSIP Number)

D2BW Limited

c/o Arqit Limited

1st Floor, 3 More London Riverside
London SE1 2RE

United Kingdom
+44 203 91 70155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0567U101
1.	Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only)
D2BW Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of	7.	Sole Voting Power
Shares		0
Beneficially	8.	Shared Voting Power
Owned by		27,193,114
Each	9.	Sole Dispositive Power
Reporting		0
Person With	10.	Shared Dispositive Power
		27,193,114
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
27,193,114
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
24.7% (based upon 110,073,430 ordinary shares issued and outstanding as of September 10, 2021, as publicly reported by the Issuer in its report on Form 20-F filed with the Securities and Exchange Commission).
14.	Type of Reporting Person (See Instructions)
OO

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CUSIP No. G0567U101
1.	Name of Reporting Person
David Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of	7.	Sole Voting Power
Shares		13,311,741
Beneficially	8.	Shared Voting Power
Owned by		27,193,114
Each	9.	Sole Dispositive Power
Reporting		13,311,741
Person With	10.	Shared Dispositive Power
		27,193,114
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
40,504,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
36.8% (based upon 110,073,430 ordinary shares issued and outstanding as of September 10, 2021, as publicly reported by the Issuer in its report on Form 20-F filed with the Securities and Exchange Commission).
14.	Type of Reporting Person (See Instructions)
IN

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CUSIP No. G0567U101
1.	Name of Reporting Person
David Bestwick
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of	7.	Sole Voting Power
Shares		7,252,979
Beneficially	8.	Shared Voting Power
Owned by		27,193,114
Each	9.	Sole Dispositive Power
Reporting		7,252,979
Person With	10.	Shared Dispositive Power
		27,193,114
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
34,446,093
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
31.3% (based upon 110,073,430 ordinary shares issued and outstanding as of September 10, 2021, as publicly reported by the Issuer in its report on Form 20-F filed with the Securities and Exchange Commission).
14.	Type of Reporting Person (See Instructions)
IN

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ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) is being filed by D2BW Limited, David Williams and David Bestwick (collectively, the “Reporting Persons”) with respect to the ordinary shares, par value $0.0001, beneficially owned by the Reporting Persons, of Arqit Quantum Inc., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”). This Schedule 13D reports Mr. William’s and Mr. Bestwick’s acquisition of more than five percent of the Issuer’s total ordinary shares outstanding, as the result of the completion of the Issuer’s business combination with Centricus Acquisition Corp. on September 3, 2021.

ITEM 2. IDENTITY AND BACKGROUND

D2BW Limited is a private company limited by shares organized under the laws of England & Wales, and owned by Mr. Williams and Mr. Bestwick, with its principal business office address at 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom. The principal business of D2BW Limited is purchasing, holding and selling securities for investment purposes. D2BW Limited owns 27,193,114 ordinary shares of the Issuer. The directors of D2BW Limited are Mr. Williams and Mr. Bestwick.

Mr. Williams and Mr. Bestwick are citizens of the United Kingdom, who have their principal business office address at 1st Floor, 3 More London Riverside, London SE1 2RE, United Kingdom. Mr. Williams is the Chairman and CEO of the Issuer, and Mr. Bestwick is the Chief Technology Officer of the Issuer. In addition to the 27,193,114 ordinary shares of the Issuer owned by D2BW Limited, Mr. Williams directly owns an additional 13,311,741 ordinary shares of the Issuer, and Mr. Bestwick directly owns an additional 7,252,979 ordinary shares of the Issuer.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 3, 2021, the Issuer completed its business combination with Centricus Acquisition Corp. pursuant to which Centricus Acquisition Corp. merged with and into the Issuer, with the Issuer as the surviving company, following which the Issuer acquired all of the outstanding share capital of Arqit Limited from the shareholders of Arqit Limited, including the Reporting Persons, in exchange for Arqit Quantum Inc. ordinary shares (the “Business Combination”), including the ordinary shares to which this Schedule 13D relates.

ITEM 4. PURPOSE OF TRANSACTION

To the extent applicable, the information in Item 3 regarding the Business Combination is incorporated by reference herein. In connection with the Business Combination, each of the Reporting Persons entered into a lock-up agreement with the Issuer, pursuant to which they agreed not to transfer the ordinary shares of the Issuer until the earlier to occur of (i) the date on which the closing price of the Issuer’s ordinary shares exceeds $12.50 per share for any 20 trading days during a 30 consecutive trading day period and (ii) 18 months after the closing of the Business Combination (the “Lock-Up Agreement”).

Mr. Williams is the Chairman and CEO of the Issuer, and Mr. Bestwick is the Chief Technology Officer of the Issuer. The Reporting Persons may in the future engage in discussions with management, the board of the Issuer, other shareholders of the Issuer and other relevant parties regarding their investment in, and the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of, the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Other than as required by Items 4 or 6 of Schedule 13D, the Reporting Persons do not anticipate making any public disclosures in connection with its participation in routine transactions and activities of the Issuer, separate and apart from relevant public disclosures by the Issuer.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional ordinary shares or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As of the date hereof, each Reporting Person’s beneficial ownership is as follows (based upon 110,073,430 ordinary shares issued and outstanding as of September 10, 2021, as publicly reported by the Issuer in its report on Form 20-F filed with the Securities and Exchange Commission):

D2BW Limited			Ordinary Shares
(a)	Amount beneficially owned:		27,193,114
(b)	Percent of class:		24.7%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	27,193,114
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	27,193,114

David Williams (1)(2)			Ordinary Shares
(a)	Amount beneficially owned:		40,504,855
(b)	Percent of class:		36.8%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	13,311,741
	(ii)	Shared power to vote or to direct the vote	27,193,114
	(iii)	Sole power to dispose or to direct the disposition of	13,311,741
	(iv)	Shared power to dispose or to direct the disposition of	27,193,114

David Bestwick (1)(3)			Ordinary Shares
(a)	Amount beneficially owned:		34,446,093
(b)	Percent of class:		31.3%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	7,252,979
	(ii)	Shared power to vote or to direct the vote	27,193,114
	(iii)	Sole power to dispose or to direct the disposition of	7,252,979
	(iv)	Shared power to dispose or to direct the disposition of	27,193,114

(1)  Mr. Williams and Mr. Bestwick collectively own all of the outstanding share capital of D2BW Limited, and are therefore deemed beneficial owners of the ordinary shares of the Issuer directly held by D2BW Limited.

(2) In addition to the 27,193,114 ordinary shares of the Issuer owned by D2BW Limited, Mr. Williams directly owns an additional 13,311,741 ordinary shares of the Issuer.

(3) In addition to the 27,193,114 ordinary shares of the Issuer owned by D2BW Limited, Mr. Bestwick directly owns an additional 7,252,979 ordinary shares of the Issuer.

Each Reporting Person disclaims beneficial ownership in the ordinary shares reported on this Schedule 13D except to the extent of the Reporting Person’s respective pecuniary interest therein.

(c)  Except as set forth in Item 3, within the last 60 days, no reportable transactions were effected by any Reporting Person.

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(d)  No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the disposition of the ordinary shares to which this Schedule 13D relates.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the extent applicable, the information in Items 3 and 4 is incorporated by reference herein.

In connection with an investment in Quantum Exponential Group PLC (“Quantum Exponential”), David Williams granted to Quantum Exponential an option to acquire 288,335 of the Issuer’s ordinary shares for no consideration.  The option will become exercisable by Quantum Exponential for a period of twelve months commencing upon the expiration of the Lock-Up Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of September 17, 2021, by and among the Reporting Persons.

99.2	Form of Lockup Agreement between the Issuer and the shareholders of Arqit Limited (filed as Exhibit 4.2 to the Report on Form 20-F of the Issuer, filed with the SEC on September 10, 2021).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2021

D2BW Limited

By:

/s/ David Williams
Name: David Williams
Title: Director

DAVID WILLIAMS

/s/ David Williams

DAVID BESTWICK

/s/ David Bestwick

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